UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TG Venture Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

87251T109
(CUSIP Number)

8/17/2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	13G	Page 2 of 6 Pages

87251T109

1.	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Special Opportunities Fund, Inc. TIN 13-3702911
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☐
Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
309,207
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
309,207
8.	SHARED DISPOSITIVE POWER
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
309,207
10.	CHECK BOX IF THE AGGREGRATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.19%
12.	TYPE OF REPORTING PERSON* (see instructions) IC

*SEE INSTRUCTIONS BEFORE FILLING OUT
Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
TG Venture Acquisition Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:
1390 Market Street, Suite 200
San Francisco, CA 94102

Item 2(a).	Name of Persons Filing: Special Opportunities Fund, Inc.
Item 2(b).	Address of Principal Business Office, or if None, Residence:
C/O US Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202
Item 2(c).	Citizenship
Maryland

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
87251T109

Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange
Act (15 U.S.C 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the
Exchange Act (15 U.S.C. 78c).
(d)	☒	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-
1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance
with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance
with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	309207
(b)	Percent of class:	22.19%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	309,207
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	309,207
(iv) Shared power to dispose or to direct the disposition of:	0

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent
of the class of securities, check the following	☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of (September, 2023)

Special Opportunities Fund, Inc.

By: /s/Andrew Dakos
Andrew Dakos
President